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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)

                               (AMENDMENT NO. 4)*


                        Granite City Food & Brewery Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   38724Q 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Steven J. Wagenheim
                              5831 Cedar Lake Road
                         St. Louis Park, Minnesota 55416
                                 (952) 525-2070
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 October 1, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

______________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                         (Continued on following pages)

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---------------------------------------------------------- ----------------------- -------------------------------------------------
CUSIP No.    38724Q 10 7                                            13D                             Page 2 of 17 Pages
---------------------------------------------------------- ----------------------- -------------------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            BREWING VENTURES LLC

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |_|
          (b) |_|

--------- --------------------------------------------------------------------------------------------------------------------------
         3SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                            WC, OO

--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            MINNESOTA

--------------------------- ------- ------------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
        NUMBER OF
          SHARES                                      1,662,500
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
--------------------------- ------- ------------------------------------------------------------------------------------------------
                            8       SHARED VOTING POWER

                                                      0

--------------------------- ------- ------------------------------------------------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                                      1,662,500

--------------------------- ------- ------------------------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                                      0

--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,662,500
--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|
--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     43.5%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                                     CO
--------- --------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       2
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---------------------------------------------------------- ----------------------- -------------------------------------------------
CUSIP No.    38724Q 10 7                                            13D                             Page 3 of 17 Pages
------------------------------------------------------------------------------------------------------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            WILLIAM E. BURDICK

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |X|
          (b) |_|

--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                            WC

--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            UNITED STATES

--------- --------------------------------------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
        NUMBER OF
          SHARES                                      79,000**
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
--------------------------- ------- ------------------------------------------------------------------------------------------------
                            8       SHARED VOTING POWER

                                                      1,662,500

--------------------------- ------- ------------------------------------------------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                                      79,000**

--------------------------- ------- ------------------------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                                      1,662,500

--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,741,500**

--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     44.9%
--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                                     IN
--------- --------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Includes 25,000 shares purchasable pursuant to the exercise of Class A
Warrants and 29,000 shares purchasable pursuant to the exercise of options.

                                       3
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---------------------------------------------------------- ----------------------- -------------------------------------------------
CUSIP No.    38724Q 10 7                                            13D                             Page 4 of 17 Pages
---------------------------------------------------------- ----------------------- -------------------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            STEVEN J. WAGENHEIM

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |X|
          (b) |_|

--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                            WC, OO

--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            UNITED STATES

--------- --------------------------------------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
        NUMBER OF
          SHARES                                      45,000**
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
--------------------------- ------- ------------------------------------------------------------------------------------------------
                            8       SHARED VOTING POWER

                                                      1,904,920***

--------------------------- ------- ------------------------------------------------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                                      45,000**

--------------------------- ------- ------------------------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                                      1,904,920***

--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,949,920****

--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     48.9%

--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                                     IN
--------- --------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares purchasable pursuant to the exercise of options.

*** Includes 121,210 shares purchasable pursuant to the exercise of Class A
Warrants.

**** Includes 121,210 shares purchasable pursuant to the exercise of Class A
Warrants and 45,000 shares purchasable pursuant to the exercise of options.

                                       4
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---------------------------------------------------------- ----------------------- -------------------------------------------------
CUSIP No.    38724Q 10 7                                            13D                             Page 5 of 17 Pages
---------------------------------------------------------- ----------------------- -------------------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MITCHEL I. WACHMAN

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |X|
          (b) |_|

--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                            WC, OO

--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            UNITED STATES

--------------------------- ------- ------------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
        NUMBER OF
          SHARES                                      18,000**
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
--------------------------- ------- ------------------------------------------------------------------------------------------------
                            8       SHARED VOTING POWER

                                                      1,904,920***

--------------------------- ------- ------------------------------------------------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                                      18,000**

--------------------------- ------- ------------------------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                                      1,904,920***

--------------------------- ------- ------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,922,920****

--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     48.5%

--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                                     IN
--------- --------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares purchasable pursuant to the exercise of options.

*** Includes 121,210 shares purchasable pursuant to the exercise of Class A
Warrants.

**** Includes 121,210 shares purchasable pursuant to the exercise of Class A
Warrants and 18,000 shares purchasable pursuant to the exercise of options.

                                       5
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---------------------------------------------------------- ----------------------- -------------------------------------------------
CUSIP No.    38724Q 10 7                                            13D                             Page 6 of 17 Pages
---------------------------------------------------------- ----------------------- -------------------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            ARTHUR E. PEW III

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |X|
          (b) |_|

--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                            PF

--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            UNITED STATES

--------------------------- ------- ------------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
        NUMBER OF
          SHARES                                      244,940**
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
--------------------------- ------- ------------------------------------------------------------------------------------------------
                            8       SHARED VOTING POWER

                                                      1,662,500

--------------------------- ------- ------------------------------------------------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                                      244,940**

--------------------------- ------- ------------------------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                                      1,662,500

--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,907,440**

--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     48.1%

--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                                     IN
--------- --------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 97,470 shares purchasable pursuant to the exercise of Class A Warrants and 40,000 shares purchasable pursuant to the exercise of options.

                                       6
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         BREWING VENTURES LLC (THE "REPORTING PERSON") HEREBY AMENDS ITS
STATEMENT ON SCHEDULE 13D (THE "SCHEDULE 13D") ORIGINALLY FILED WITH THE SEC ON JUNE 6, 2000, AND AMENDED ON JUNE 13, 2000, AUGUST 7, 2001, AND JANUARY 15, 2002, WITH RESPECT TO ITS BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE ("COMMON STOCK"), OF GRANITE CITY FOOD & BREWERY LTD. (FORMERLY FOUNDERS FOOD & FIRKINS LTD.), A MINNESOTA CORPORATION (THE "COMPANY"). ITEMS 1, 6, AND 7 OF THE SCHEDULE 13D ARE HEREBY AMENDED AND ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED AND RESTATED.

ITEM 1.           SECURITY AND ISSUER.

         On September 12, 2002, the issuer changed its name from Founders Food & Firkins Ltd. to Granite City Food & Brewery Ltd.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date hereof, the Reporting Person beneficially owned 1,662,500 shares of Common Stock, representing 43.5% of the class. As of the date hereof, William E. Burdick beneficially owned 1,741,500 shares of Common Stock, representing 44.9% of the class. Such number consists of (1) options to purchase 29,000 shares, (2) 25,000 shares owned by Sherlock's Home, an entity owned by Mr. Burdick, (3) Class A Warrants to purchase 25,000 shares owned by Sherlock's Home, and (4) 1,662,500 shares owned by the Reporting Person. As of the date hereof, Steven J. Wagenheim beneficially owned 1,949,920 shares of Common Stock, representing 48.9% of the class. Such number consists of (1) options to purchase 45,000 shares, (2) 121,210 shares owned by NBV, an entity 70% owned by Mr. Wagenheim, (3) Class A Warrants to purchase 121,210 shares owned by NBV, and (4) 1,662,500 shares owned by the Reporting Person. As of the date hereof, Mitchel I. Wachman beneficially owned 1,922,920 shares of Common Stock, representing 48.5% of the class. Such number consists of (1) an option to purchase 18,000 shares, (2) 121,210 shares owned by NBV, an entity 30% owned by Mr. Wachman, (3) Class A Warrants to purchase 121,210 shares owned by NBV, and (4) 1,662,500 shares owned by the Reporting Person. As of the date hereof, Arthur E. Pew III beneficially owned 1,907,440 shares of Common Stock, representing 48.1% of the class. Such number consists of (1) 40,000 shares purchasable pursuant to the exercise of options,
               (2) 100 shares owned by Mr. Pew's spouse, (3) Class A Warrants to purchase 100 shares owned by Mr. Pew's spouse, (4) 400 shares owned by trusts for the benefit of Mr. Pew's grandchildren, over which Mr. Pew is sole trustee, (5) Class A Warrants to purchase 400 shares owned by trusts for the benefit of Mr. Pew's grandchildren, over which Mr. Pew is sole trustee, (6) 106,970 shares owned directly by Mr. Pew, (7) Class A Warrants to purchase 96,970 shares owned directly by Mr. Pew, and (8) 1,662,500 shares owned by the Reporting Person.

          (b) The Reporting Person has sole power to vote and to dispose of all of its shares. Mr. Burdick has sole power to vote and to dispose of 79,000 shares (29,000 directly and 50,000 through his interest in Sherlock's Home) and shared power to vote and to dispose of 1,662,500 shares (through his interest in the Reporting Person). Mr. Wagenheim has sole power to vote and to dispose of 45,000 shares and shared power to vote and to dispose of 1,904,920 shares (242,420 through his interest in NBV and 1,662,500 through his interest in the Reporting Person). Mr. Wachman has sole power to vote and to dispose of 18,000 shares and shared power to vote and to dispose of 1,904,920 shares (242,420 through his interest in NBV and 1,662,500 through his interest in the Reporting Person). Mr. Pew has sole power to vote and to dispose of 244,940 shares (243,940 directly, 200 through his spouse and 800 through trusts for benefit of his grandchildren) and shared power to vote and to dispose of 1,662,500 shares (through his interest in the Reporting Person).

          (c)  Not applicable.

                                       7
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          (d)  The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein, except that Mr. Pew has a security interest in the units purchased by NBV in the Company's initial public offering.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Brew Buddies, L.L.C. ("Brew Buddies"), a South Dakota limited liability company, has purchased $683,400 of the Company's Series A Convertible Preferred Stock and warrants to purchase common stock. Bluestem Capital Partners III Limited Partnership ("Bluestem") has purchased $333,400 of the Company's Series A convertible Preferred Stock and warrants to purchase common stock. The Company has accepted subscriptions from these investors for the purchase of an additional $2,033,200 of Series A Convertible Preferred Stock and warrants to purchase common stock.

         The Company has granted Brew Buddies or Bluestem the right to designate one nominee to the Company's board of directors. The Reporting Person has executed and delivered a voting agreement which provides that it will vote its shares in favor of the election of such nominee. The Company has also reached an understanding, subject to entering into a definitive development agreement, with The Dunham Company, with regard to the development and construction of future restaurants. The Dunham Company has experience in acquiring, developing and constructing restaurant sites throughout the Midwest. Donald Dunham, president and owner of The Dunham Company, is a principal of Brew Buddies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1 Voting Agreement by and between Brewing Ventures LLC and Brew Buddies, L.L.C., dated October 1, 2002.

                                       8
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 1, 2002                     BREWING VENTURES LLC


                                             /s/ Steven J. Wagenheim
                                             -----------------------
                                             Steven J. Wagenheim
                                             Member

                                       9
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 3, 2002                     /s/ William E. Burdick
                                             ----------------------
                                             William E. Burdick

                                       10
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 1, 2002                    /s/ Steven J. Wagenheim
                                            -----------------------
                                            Steven J. Wagenheim

                                       11
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 1, 2002                    /s/ Mitchel I. Wachman
                                            ----------------------
                                            Mitchel I. Wachman

                                       12
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 2, 2002                    /s/ Arthur E. Pew III
                                            ---------------------
                                            Arthur E. Pew III

                                       13
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                                INDEX TO EXHIBITS

Exhibit
Number            Description
------            -----------

1 Voting Agreement by and between Brewing Ventures LLC and Brew Buddies, L.L.C., dated October 1, 2002.

                                       14